UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:  January 2007                                  File No:  0-31218

Candente Resource Corporation

(Name of Registrant)

200-905 West Pender Street, Vancouver, British Columbia V6C 1L6

(Address of principal executive offices)

1.

News Release dated January 31, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Candente Resource Corporation

(Registrant)

Dated: February 26, 2007	Signed: /s/ Joanne Freeze Joanne Freeze, Director

NEWS RELEASE DNT: TSX Release No. 195

STARTER PIT DELINEATED AT CANARIACO NORTE, PERU

Vancouver, British Columbia, January 31st, 2007. Candente Resource Corp. (DNT:TSX) Thomas R. Rinaldi, Vice President Operations, is pleased to report that a preliminary pit design prepared by MineFill Services, Inc. (MineFill), of Vancouver, B.C., has delineated the potential Starter Pit to target the most economic first 100 million tonnes at Canariaco Norte, Northern Peru. The Starter Pit parameters include: strip ratio, leachable copper and total copper grades.

In addition, MineFill has determined the optimum drill spacing required for the Indicated and Measured resource classifications based on a geostatistical analysis of the composited assay data at Canariaco Norte.

Infill drilling in the Starter Pit area is well advanced to upgrade the contained resource to the Indicated and Measured categories. An additional 1,750 metres are estimated to bring the Starter Pit to the Indicated category.

Of the 82 holes (26,019 m) drilled in the entire Canariaco Norte deposit to December 31, 2006, roughly 20% are estimated to outline Measured resources, 50% outline Indicated resources and 30% outline Inferred resources.

MineFill Services has been engaged to prepare a new block model and updated resource based on the 82 holes. This work is in progress and is expected to be completed in early March 2007.

Complete results, maps, cross-sections and all reports can be viewed at: http://www.candente.com/s/PeruProjects_Canariaco.asp

Robert van Egmond, P.Geo., Manager Exploration Peru and Michael Casselman, P.Geo., Director are the Qualified Persons as defined by NI 43-101 for the project discussed above and they have read and approved the contents of this release.

Candente is a diversified exploration company with copper, gold, silver, and zinc projects in Peru and Mexico. Candente subscribes to principles, which ensure that its exploration and development activities are beneficial to the local communities.

For further information please contact Evelyn Cox or Tom Rinaldi at: (604) 689-1957 or toll free 1-877-689-1964; or info@candente.com

www.candente.com.

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations , receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.